Exhibit 99.1

Largo Resources to Release First Quarter 2021 Financial Results on May 12, 2021

  Shareholder conference call with Paulo Misk, President and CEO, Ernest Cleave, CFO, Paul Vollant, VP of Commercial, and Shazad Butt, VP of Engineering will be conducted at 11:00 a.m. ET on Thursday, May 13, 2021.

TORONTO--(BUSINESS WIRE)--April 26, 2021--Largo Resources Ltd. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) will release its first quarter 2021 financial results on Wednesday, May 12, 2021 after the close of market trading. Additionally, the Company will host a conference call to discuss first quarter 2021 operating and financial results on Thursday, May 13 at 11:00 a.m. ET.

Details of the conference call are listed below:

Date:	Thursday, May 13, 2021
Time:	11:00 a.m. ET
Dial-in Number:	Local / International: +1 (416) 764-8688
North American Toll Free: (888) 390-0546
Brazil Toll Free: 08007621359
Q&A Portal / Audio Only Conference Line:	https://produceredition.webcasts.com/starthere.jsp?ei=1457198&tp_key=89b980227a
Q&A Details:	The Company requests all questions be submitted through the online portal link provided above. The ability to submit questions over the phone will not be available during this call.
Conference ID:	60891546
Replay Number:	Local / International: + 1 (416) 764-8677
North American Toll Free: (888) 390-0541
Replay Passcode: 891546 #
Website:	To view press releases or any additional financial information, please visit the Investor Relations section of the Largo Resources website at: www.largoresources.com/English/investor-resources

About Largo Resources

Largo Resources is an industry preferred, vertically integrated vanadium company. It services multiple vanadium market applications through the supply of its unrivaled VPURE™ and VPURE+™ products, from one of the world’s highest-grade vanadium deposits at the Company’s Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through its world-class VCHARGE± vanadium redox flow battery technology. The Company's common shares are listed on the Toronto Stock Exchange and on the Nasdaq Stock Market under the symbol "LGO".

For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

Contacts

Investor Relations:
Alex Guthrie
Senior Manager, External Relations
aguthrie@largoresources.com
Tel: +1 416-861-9797

Media Enquiries:
Crystal Quast
Bullseye Corporate
Quast@bullseyecorporate.com
Tel: +1 647-529-6364